Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to June 2022 6 June 2022 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to a National Grid Retention Award Plan (‘RAP’) award and the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of PDMRs. The RAP Award (the ‘Award’) will vest in six tranches on or after 1 June 2022, 1 March 2023, 1 June 2023, 1 March 2024, 1 June 2024 and 1 March 2025 respectively. The Award is conditional on continued employment and satisfactory conduct and performance. This award is subject to clawback and malus provisions. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $61.97945 30.816666 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.06.01 f) Place of the transaction Outside a trading venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Will Serle 2 Reason for the notification a) Position/status Chief People & Culture Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the RAP. This award is a buy-out incentive in respect of incentive arrangements put in place by Mr Serle’s previous employer that were forfeited upon joining National Grid. c) Price(s) and volume(s) Price(s) Volume(s) Nil 67,579 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.06.01 f) Place of the transaction Outside a trading venue

1 June 2022 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 31 May 2022 consisted of 3,904,074,348 ordinary shares, of which, 257,341,150 were held as treasury shares; leaving a balance of 3,646,733,198 shares with voting rights. The figure of 3,646,733,198 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

30 May 2022 National Grid plc Publication of Final Terms The following final terms have been approved by the Financial Conduct Authority and are available for viewing: Final Terms in relation to the National Grid plc issues of (i) EUR 650,000,000 2.179 per cent. Instruments due 30 June 2026, (ii) EUR 500,000,000 2.949 per cent. Instruments due 30 March 2030 and (iii) EUR 700,000,000 3.245 per cent. Instruments due 30 March 2034 under the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme To view the full documents, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/1375N_3-2022-5-27.pdf http://www.rns-pdf.londonstockexchange.com/rns/1375N_2-2022-5-27.pdf http://www.rns-pdf.londonstockexchange.com/rns/1375N_1-2022-5-27.pdf A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Danielle Dominey-Kent +44 (0) 7977 054 575 (m) Corporate Communications National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme, constituted of the Prospectus dated 16 August 2021, the Supplementary Prospectus dated 18 November 2021 and the Supplementary Prospectus dated 19 May 2022) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in each Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

19 May 2022 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the purchase of securities on behalf of a PDMR. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Victoria Wood 2 Reason for the notification a) Position/status CAP of Tony Wood, Non-executive Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Purchase of National Grid plc securities c) Price(s) and volume(s) Price(s) Volume(s) GBP 12.293298 2,000

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.05.19 f) Place of the transaction London Stock Exchange (XLON)

19 May 2022 National Grid plc / National Grid Electricity Transmission plc Publication of a Supplementary Prospectus The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing: The Supplementary Prospectus dated 19 May 2022 (the “Supplementary Prospectus”) supplementing the prospectus dated 16 August 2021 (as supplemented by the first supplement to the prospectus dated 18 November 2021 (together, the “Prospectus”)) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme. The Supplementary Prospectus should be read and construed in conjunction with the Prospectus. To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/1505M_1-2022-5-19.pdf A copy of the Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Danielle Dominey-Kent +44 (0) 7977 054 575 (m) Corporate Communications National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.